Exhibit 99.1

FOR RELEASE

Unitil Reports First Quarter Earnings

HAMPTON, N.H., MAY 3, 2022 — Unitil Corporation (NYSE: UTL) (unitil.com) today announced Net Income of $21.5 million, or $1.35 in Earnings Per Share (EPS), for the quarter ended March 31, 2022, an increase of $2.6 million in Net Income, or $0.09 in EPS, compared to the same period in 2021.The Company’s Electric and Gas GAAP Gross Margins were $17.9 million and $43.5 million, respectively, for the first quarter of 2022.

“We are pleased with our strong first quarter financial results, which reflect the strength in our core utility businesses and our focus on executing our strategic plan,” said Thomas P. Meissner, Jr., Unitil’s Chairman and Chief Executive Officer. “We are excited by the opportunities that robust economic development within our service territories and the transition to lower carbon fuels provide for the Company’s long-term success.”

Electric GAAP Gross Margin was $17.9 million in the first quarter of 2022, an increase of $0.7 million compared to the same period in 2021. The increase was driven by higher rates and customer growth of $0.9 million, partially offset by higher depreciation and amortization expense of $0.2 million.

Electric Adjusted Gross Margin (a non-GAAP financial measure) was $24.6 million in the first quarter of 2022, an increase of $0.9 million compared to the same period in 2021. This increase reflects higher rates and customer growth.

Electric kilowatt-hour (kWh) sales increased 1.4% compared to the first quarter of 2021, reflecting increases of 0.3% and 2.3% in sales to Residential and Commercial and Industrial (C&I) customers, respectively. The increases in sales to Residential and C&I customers reflect customer growth. As of March 31, 2022, the number of electric customers served increased by approximately 550 over the previous year.

[1]

The accompanying Supplemental Information more fully describes the non-GAAP financial measures used in this press release and includes a reconciliation of the non-GAAP financial measures to the financial measures that the Company’s management believes are the most comparable GAAP financial measures. The Supplemental Information also includes a discussion of the changes in the most comparable GAAP financial measures for the periods presented.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Gas GAAP Gross Margin was $43.5 million in the first quarter of 2022, an increase of $3.9 million compared to the same period in 2021. The increase was driven by higher rates of $2.8 million and the favorable effects of customer growth and colder winter weather in 2022 of $1.4 million, partially offset by higher depreciation and amortization of $0.3 million.

Gas Adjusted Gross Margin (a non-GAAP financial measure) was $52.0 million in the first quarter of 2022, an increase of $4.2 million compared to the same period in 2021, driven by higher rates of $2.8 million and the favorable effects of customer growth and colder winter weather in 2022 of $1.4 million.

Gas therm sales increased 3.8% in the first quarter of 2022 compared to the same period in 2021, reflecting increases of 3.0% and 4.1% in sales to Residential and C&I customers, respectively. The increase in gas therm sales in the Company’s service areas reflects colder winter weather in the first quarter of 2022 compared to the same period in 2021 and customer growth. Based on weather data collected in the Company’s gas service areas, on average there were 4.6% more Effective Degree Days (EDD) in the first quarter of 2022 compared to the same period in 2021, although 1.3% fewer EDD compared to normal. The Company estimates weather-normalized gas therm sales, excluding decoupled sales, increased 1.8% in the first quarter of 2022 compared to the same period in 2021. As of March 31, 2022, the number of gas customers served increased by approximately 1,000 over the previous year.

Operation and Maintenance (O&M) expenses increased $1.5 million in the three months ended March 31, 2022 compared to the same period in 2021. The change in O&M expenses reflects higher labor costs of $1.4 million and higher professional fees of $0.6 million, partially offset by lower utility operating costs of $0.5 million.

Depreciation and Amortization expense increased $0.6 million in the three months ended March 31, 2022 compared to the same period in 2021, reflecting additional depreciation associated with higher utility plant in service.

Taxes Other Than Income Taxes increased $0.6 million in the three months ended March 31, 2022 compared to the same period in 2021, reflecting higher payroll taxes.

Other Expense (Income), Net decreased $0.6 million in the three months ended March 31, 2022 compared to the same period in 2021, reflecting lower retirement benefit costs.

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Interest Expense, Net in the three months ended March 31, 2022 decreased $0.5 million compared to the same period in 2021, reflecting lower interest on long-term debt and higher net interest income on regulatory assets and liabilities, partially offset by higher interest rates on higher levels of short-term borrowings.

Provision for Income Taxes Federal and State Income Taxes increased $0.9 million for the three months ended March 31, 2022 compared to the same period in 2021, reflecting higher pre-tax earnings in the current period.

At its January 2022 and April 2022 meetings, the Unitil Corporation Board of Directors declared quarterly dividends on the Company’s common stock of $0.39 per share. These quarterly dividends result in a current effective annualized dividend rate of $1.56 per share, representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company’s earnings are seasonal and are typically higher in the first and fourth quarters when customers use natural gas for heating purposes.

The Company will hold a quarterly conference call to discuss first quarter 2022 results on Tuesday, May 3, 2022, at 10:00 a.m. Eastern Time. This call is being webcast. This call, financial and other statistical information contained in the Company’s presentation on this call, and information required by Regulation G regarding non-GAAP financial measures can be accessed in the Investor Relations section of Unitil’s website, unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering electricity and natural gas in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to the delivery of dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 107,700 electric customers and 86,600 natural gas customers. For more information about our people, technologies, and community involvement please visit unitil.com.

Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: the COVID-19 pandemic, which could adversely affect the Company’s business, including by disrupting the Company’s employees’ and contractors’ ability to provide ongoing services to the Company, by reducing customer demand for electricity or natural gas, or by reducing the supply of electricity or natural gas; Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of, energy commodities and transmission and transportation capacity and Unitil’s ability to recover energy commodity costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; unforeseen or changing circumstances, which could adversely affect the reduction of company-wide direct greenhouse gas emissions; Unitil’s ability to retain its existing customers and attract new customers; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements except as required by law.

For more information please contact:

Todd Diggins – Investor Relations	Alec O’Meara – Media Relations
Phone: 603-773-6504	Phone: 603-773-6404
Email: diggins@unitil.com	Email: omeara@unitil.com

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Supplemental Information; Non-GAAP Financial Measures

The Company analyzes operating results using Electric and Gas Adjusted Gross Margins, which are non-GAAP financial measures. Electric Adjusted Gross Margin is calculated as Total Electric Operating Revenue less Cost of Electric Sales. Gas Adjusted Gross Margin is calculated as Total Gas Operating Revenues less Cost of Gas Sales. The Company’s management believes Electric and Gas Adjusted Gross Margins provide useful information to investors regarding profitability. Also, the Company’s management believes Electric and Gas Adjusted Gross Margins are important measures to analyze revenue from the Company’s ongoing operations because the approved cost of electric and gas sales are tracked, reconciled and passed through directly to customers in electric and gas tariff rates, resulting in an equal and offsetting amount reflected in Total Electric and Gas Operating Revenue.

In the following tables the Company has reconciled Electric and Gas Adjusted Gross Margin to GAAP Gross Margin, which we believe to be the most comparable GAAP financial measure. GAAP Gross Margin is calculated as Revenue less Cost of Sales, and Depreciation and Amortization. The Company calculates Electric and Gas Adjusted Gross Margin as Revenue less Cost of Sales. The Company believes excluding Depreciation and Amortization, which are period costs and not related to volumetric sales, is a meaningful measure to inform investors of the Company’s profitability from electric and gas sales in the period.

Three Months Ended March 31, 2022 ($ millions)
			Non-Regulated
	Electric	Gas	and Other	Total
Total Operating Revenue	$89.2	$103.4	$—	$192.6
Less: Cost of Sales	(64.6)	(51.4)	—	(116.0)
Less: Depreciation and Amortization	(6.7)	(8.5)	(0.3)	(15.5)

GAAP Gross Margin	17.9	43.5	(0.3)	61.1
Depreciation and Amortization	6.7	8.5	0.3	15.5
Adjusted Gross Margin	$24.6	$52.0	$—	$76.6

Three Months Ended March 31, 2021 ($ millions)
			Non-Regulated
	Electric	Gas	and Other	Total
Total Operating Revenue	$60.1	$78.7	$—	$138.8
Less: Cost of Sales	(36.4)	(30.9)	—	(67.3)
Less: Depreciation and Amortization	(6.5)	(8.2)	(0.2)	(14.9)

GAAP Gross Margin	17.2	39.6	(0.2)	56.6
Depreciation and Amortization	6.5	8.2	0.2	14.9

Adjusted Gross Margin	$23.7	$47.8	$—	$71.5

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com

Selected financial data for 2022 and 2021 is presented in the following table:

Unitil Corporation - Condensed Consolidated Financial Data
(Millions, except Per Share data) (Unaudited)
	Three Months Ended March 31,
	2022	2021	Change
Electric kWh Sales:
Residential	192.8	192.2	0.3%
Commercial/Industrial	237.2	231.9	2.3%

Total Electric kWh Sales	430.0	424.1	1.4%

Gas Therm Sales:
Residential	24.3	23.6	3.0%
Commercial/Industrial	74.5	71.6	4.1%

Total Gas Therm Sales	98.8	95.2	3.8%

Electric Revenues	$89.2	60.1	$29.1
Cost of Electric Sales	64.6	36.4	28.2

Electric Adjusted Gross Margin (a non-GAAP financial measure1):	24.6	23.7	0.9
Gas Revenues	103.4	78.7	24.7
Cost of Gas Sales	51.4	30.9	20.5

Gas Adjusted Gross Margin (a non-GAAP financial measure1):	52.0	47.8	4.2

Total Adjusted Gross Margin: (a non-GAAP financial measure1):	76.6	71.5	5.1

Operation & Maintenance Expenses	18.5	17.0	1.5
Depreciation & Amortization	15.5	14.9	0.6
Taxes Other Than Income Taxes	6.8	6.2	0.6
Other Expense (Income), Net	0.7	1.3	(0.6)
Interest Expense, Net	6.2	6.7	(0.5)

Income Before Income Taxes	28.9	25.4	3.5
Provision for Income Taxes	7.4	6.5	0.9

Net Income	$21.5	$18.9	$2.6

Earnings Per Share	$1.35	$1.26	$0.09

6 Liberty Lane West

Hampton, NH 03842

T 603.772.0775

unitil.com